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                              June 2, 2022

       Paul Ogorek
       Chief Executive Officer
       PGD Eco Solutions, Inc.
       7306 Skyview Ave.
       New Port Richey, FL 34653

                                                        Re: PGD Eco Solutions,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 25, 2022
                                                            File No. 024-11852

       Dear Mr. Ogorek:

              We have limited our review of your amended offering statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2022 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed May 25, 2022

       General

   1. We note your responses to prior comments 2 and 3. Please address the following items:

                                                            Revise the fields
in Item 4 of Part I of your amended Offering Statement on Form 1-A to refer to $5,000,000.00
instead of $50,000,000.00.

                                                            Revise the cover
page to clearly disclose, if applicable, that you are offering shares of common stock. In this
regard, we note the reference to "Per Share/unit" on the cover page. However, it
appears from Item 6 of Part I and from the disclosure throughout your amendment that you are
offering shares of common stock.
 Paul Ogorek
PGD Eco Solutions, Inc.
June 2, 2022
Page 2
          File as an exhibit a revised opinion of counsel that consistently refers to 50,000,000 shares of comment stock. In this regard, we note the opinion filed as exhibit 12.1 includes
      the reference in bold to "50,000,000 shares of common stock." However, the first paragraph of the opinion refers to "50,000,000 shares/units of the Company's common stock/unit."

          File as an exhibit a revised subscription agreement as requested in item (2) of comment
      3.
       Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior
Attorney, at 202-551-3641 with any questions.



                                                           Sincerely,
FirstName LastNamePaul Ogorek
                                                           Division of
Corporation Finance
Comapany NamePGD Eco Solutions, Inc.
                                                           Office of
Manufacturing
June 2, 2022 Page 2
cc:       John Brannelly
FirstName LastName